UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 9, 2017

BHP BILLITON LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

BHP BILLITON PLC

(REG. NO. 3196209)

(Exact name of Registrant as specified in its charter)

ENGLAND AND WALES

(Jurisdiction of incorporation or organisation)

NEATHOUSE PLACE, LONDON,

UNITED KINGDOM

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	9 February 2017

Release Number	3/17

BHP BILLITON APPROVES INVESTMENT IN MAD DOG PHASE 2 PROJECT

BHP Billiton today announced that the Board has approved expenditure of US$2.2 billion for its share of the development of the Mad Dog Phase 2 project in the Gulf of Mexico.

BHP Billiton holds a 23.9 per cent participating interest in the Mad Dog field. BP, the operator, holds a 60.5 per cent participating interest, and Union Oil Company of California, an affiliate of Chevron U.S.A. Inc., holds the remaining 15.6 per cent participating interest. During the fourth quarter of 2016, BP sanctioned the Mad Dog Phase 2 project.

Mad Dog Phase 2, located in the Green Canyon area in the Deepwater Gulf of Mexico, is a southern and southwestern extension of the existing Mad Dog field. The project includes a new floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day from up to 14 production wells. Production is expected to begin in the 2022 financial year.

Steve Pastor, BHP Billiton President Operations Petroleum, said “Mad Dog Phase 2 is one of the largest, discovered and undeveloped resources in the Gulf of Mexico, one of BHP Billiton’s preferred conventional deep-water basins. It offers an attractive investment opportunity for BHP Billiton and aligns with our strategic objective to build our conventional portfolio through the development of large, long-life, high-quality resources”.

Further information on BHP Billiton can be found at: bhpbilliton.com

Media Relations	Investor Relations

Australia and Asia

Matthew Martyn-Jones

Tel: +61 3 9609 2360 Mobile +61 419 418 394

Email: Matthew.Martyn-Jones@bhpbilliton.com

Paul Hitchins

Tel: +61 3 9609 2592 Mobile +61 419 315 001

Email: Paul.Hitchins@bhpbilliton.com

Fiona Hadley

Tel: +61 3 9609 2211 Mobile +61 427 777 908

Email: Fiona.Hadley@bhpbilliton.com

Amanda Saunders

Tel: +61 3 9609 3985 Mobile +61 417 487 973

Email: Amanda.Saunders@bhpbilliton.com

United Kingdom and South Africa

Ruban Yogarajah

Tel: +44 207 802 4033 Mobile +44 7827 082 022

Email: Ruban.Yogarajah@bhpbilliton.com

North America

Bronwyn Wilkinson

Mobile: +1 604 340 8753

Email: Bronwyn.Wilkinson@bhpbilliton.com

Australia and Asia

Tara Dines

Tel: +61 3 9609 2222 Mobile: +61 499 249 005

Email: Tara.Dines@bhpbilliton.com

Andrew Gunn

Tel: +61 3 9609 3575 Mobile: +61 402 087 354

Email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Rob Clifford

Tel: +44 20 7802 4131 Mobile: +44 7788 308 844

Email: Rob.Clifford@bhpbilliton.com

Elisa Morniroli

Tel: +44 20 7802 7611 Mobile: +44 7825 926 646

Email: Elisa.Morniroli@bhpbilliton.com

Americas

James Wear

Tel: +1 713 993 3737 Mobile: +1 347 882 3011

Email: James.Wear@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077

LEI WZE1WSENV6JSZFK0JC28

Registered in Australia

Registered Office: Level 18, 171 Collins Street

Melbourne Victoria 3000 Australia

Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209

LEI 549300C116EOWV835768

Registered in England and Wales

Registered Office: Neathouse Place

London SW1V 1LH United Kingdom

Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is

headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	February 9, 2017	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary